David Bonser Partner Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5868 F +1 202 637 5910 David.bonser@hoganlovells.com www.hoganlovells.com

September 16, 2013

BY EDGAR AND COURIER

Mr. Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QTS Realty Trust, Inc.
Registration Statement on Form S-11
Submitted August 16, 2013
File No: 333-190675

Dear Mr. Kluck:

This letter is submitted on behalf of QTS Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 4, 2013 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11 filed with the Commission on August 16, 2013 (the “Registration Statement”). The Company will file Amendment No. 1 to the Registration Statement on Form S-11 (“Amendment No. 1”), which will include changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Registration Statement. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

Mr. Tom Kluck

Division of Corporation Finance

September 16, 2013

Business and Growth Strategies, page 7

1.	Please revise to discuss management’s basis for the targeted stabilized return on invested capital of at least 15% on average for your redevelopment projects.

Response to Comment No. 1

In response to the Staff’s comment, the Company will revise the disclosure in the “Business and Properties—Business and Growth Strategies” section in the Registration Statement to discuss management’s basis for the targeted stabilized return on invested capital of at least 15% on average for redevelopment projects. Enclosed are pages of the Registration Statement revised in response to this comment that will be included in Amendment No. 1.

Distribution Policy, page 62

2.	We note your revised disclosure to the table on pages 63-65 and in footnote (8) in which you no longer deduct tenant improvements because such costs are expected to be funded from borrowings. Please note that it is not appropriate to exclude tenant improvements; thus, please include the amount as a deduction from cash available for distribution. Note that to the extent that you have a committed facility to cover such financing, the amounts expected to be funded by the facility may be presented below your “Estimated cash available for distribution . . .” and “Payout ratio . . . .”

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure to include costs for improvements that are expected to be incurred to enable the Company to honor existing contractual obligations to customers as a deduction from cash available for distribution, even though such amounts are expected to be funded from a committed facility. The Company has included footnote disclosure that explains how the Company’s payout ratio would change if in fact such amounts are funded from a committed facility as expected, rather than from cash from operations.

3.	Please advise us whether you have historically made cash expenditures for tenant improvements in excess of contractual commitments. If so, please expand footnote (8) to cover anticipated tenant improvement expenditures, even if not based on contractual commitments.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised new footnote (9) to clarify that cash expenditures for these building improvements includes anticipated building improvement expenditures, even if not based on contractual commitments.

Mr. Tom Kluck

Division of Corporation Finance

September 16, 2013

4.	We note on page 100 that you expect to incur between $195 million to $210 million in capital expenditures during the next 12 months. If your expected capital expenditures are expected to be more than your weighted average capital expenditures calculated in footnote 9 on page 65, please include the expected capital expenditures in the table that calculates estimated cash available for distribution.

Response to Comment No. 4

In response to the Staff’s comment, the Company notes that the vast bulk of the $195 million to $210 million in capital expenditures is purely discretionary in nature. It represents non-recurring expenditures that the Company may ultimately incur only if it concludes that market conditions are appropriate for redeveloping space at the Company’s data centers, which determination has not been made at this time. The Company believes such disclosure is appropriate for inclusion in MD&A as forward-looking disclosure, but any such expenditures would only be incurred if market conditions are attractive and financing for such expansion is available. The Company intends to revise its disclosure in the MD&A to more clearly note the discretionary nature of these expenditures. The Company also notes that any cash component of the funding of such costs, if incurred, would come from a portion of the net offering proceeds and draws under the Company’s revolving credit facility, and not from cash generated from operations, as disclosed in “Use of Proceeds.”

The Company does note that approximately $3.5 million of the capital expenditures described on page 100 that are expected to be incurred in the next 12 months represent recurring capital expenditures that are not conditioned on market conditions. Since this amount does exceed the weighted average capital expenditures calculated in footnote (9) (approximately $1.7 million), the Company has inserted the higher number in the table, and revised that footnote (now footnote (10)) accordingly.

Draft Tax Opinion

5.	We note paragraph 1(B) of your assumptions regarding the Management Representation Letter. Please clarify that the representations referenced in that paragraph pertain to factual matters only or advise.

In response to the Staff’s comment, the Company has clarified that the representations in paragraph 1(B) pertain only to factual matters. Enclosed is a revised draft and marked copy of the Exhibit 8.1 tax opinion that will be filed with Amendment No. 1.

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The Company respectfully believes that the proposed modifications to draft Amendment No. 1, as set forth in the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5868.

Mr. Tom Kluck

Division of Corporation Finance

September 16, 2013

Sincerely,

/s/ David W. Bonser
David W. Bonser

Enclosures

cc:	Erin E. Martin

Bill Demarest

Dan Gordon

Securities and Exchange Commission

Chad L. Williams

William H. Schafer

Shirley E. Goza

QTS Realty Trust, Inc.

Eve. N. Howard

Matt N. Thomson

Hogan Lovells US LLP

J. Gerard Cummins

Sidley Austin LLP

John Passanisi

Ernst & Young LLP